                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the transition period from ________________ to ________________

         Commission File Number 0-17506

                           --------------------------

A:       Full title of the plan:

                                    UST INC.
                             EMPLOYEES' SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    UST INC.
                             100 West Putnam Avenue
                          Greenwich, Connecticut 06830

                                    UST Inc.
                             Employees' Savings Plan
                          Audited Financial Statements
                                       and
                             Supplemental Schedules


                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                                    UST Inc.
                             Employees' Savings Plan
                                  (the "Plan")

             Audited Financial Statements and Supplemental Schedules

                     Years ended December 31, 1998 and 1997


                                      INDEX

Report of Independent Auditors........................................  1

Audited Financial Statements

     Statement of Net Assets Available for Benefits...................  2
     Statement of Changes in Net Assets Available for Benefits........  4
     Notes to Financial Statements....................................  6

Supplemental Schedules

     Line 27A - Schedule of Assets Held for Investment Purposes......  12
     Line 27D - Schedule of Reportable Transactions..................  14

Report of Independent Auditors

To the UST Inc.
Employee Benefits Administration Committee


We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees' Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                               Ernst & Young LLP

April 30, 1999

                                    UST INC.
                             EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1998

                                                                                   INFORMATION BY FUND
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        FUNDS
                                                    FUND A              FUND B          C AND D       FUND E          FUND F
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value
    (cost: $28,686,750)                                                               $83,021,821
   Group trust funds--
   At fair value:
      Common stock (cost: $9,281,332)                                $21,182,549
      Short-term investments                      $  2,806,754                              4,041
      Balanced Fund (cost: $5,190,608)                                                                $5,493,714
      Small Company Fund (cost: $6,160,513)                                                                             $5,948,166
   At contract value:
      Guaranteed investment contracts               15,476,582
   Participant loans receivable
-----------------------------------------------------------------------------------------------------------------------------------
Total investments                                   18,283,336        21,182,549       83,025,862      5,493,714         5,948,166
-----------------------------------------------------------------------------------------------------------------------------------

Contributions receivable:
     Participants                                      161,533           224,787          109,718         94,518           120,056
     Employer                                            2,586                            460,380
Accrued income receivable                                7,736
Interfund receivables (payables), net                 (170,879)          299,562         (705,925)       547,392           159,341
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                        18,284,312        21,706,898       82,890,035      6,135,624         6,227,563
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
     Due to participants                               125,967           279,252        1,135,122        217,279            83,265
     Due to trustee                                      3,187             1,445           10,135            704               712
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                      129,154           280,697        1,145,257        217,983            83,977
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                 $ 18,155,158       $21,426,201      $81,744,778     $5,917,641        $6,143,586
===================================================================================================================================
                                                                                                      VALUATION
                                                       UNITS                                          PER UNIT
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   Fund A                                            1,182,746                                         $15.35
   Fund B                                              335,518                                          63.86
   Funds C and D                                     2,343,601                                          34.88
   Fund E                                              317,811                                          18.62
   Fund F                                              392,561                                          15.65
   Participant Loan Fund                             3,763,827                                           1.00

                                            INFORMATION BY FUND
---------------------------------------------------------------------------------
                                                    PARTICIPANT
                                                     LOAN FUND        TOTAL
---------------------------------------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value
    (cost: $28,686,750)                                             $  83,021,821
   Group trust funds--
   At fair value:
      Common stock (cost: $9,281,332)                                  21,182,549
      Short-term investments                                            2,810,795
      Balanced Fund (cost: $5,190,608)                                  5,493,714
      Small Company Fund (cost: $6,160,513)                             5,948,166
   At contract value:
      Guaranteed investment contracts                                  15,476,582
   Participant loans receivable                      $3,881,179         3,881,179
---------------------------------------------------------------------------------
Total investments                                     3,881,179       137,814,806
---------------------------------------------------------------------------------

Contributions receivable:
     Participants                                                         710,612
     Employer                                                             462,966
Accrued income receivable                                29,910            37,646
Interfund receivables (payables), net                  (129,491)                -
---------------------------------------------------------------------------------
Total assets                                          3,781,598       139,026,030
---------------------------------------------------------------------------------

LIABILITIES
     Due to participants                                 17,771         1,858,656
     Due to trustee                                                        16,183
---------------------------------------------------------------------------------
Total liabilities                                        17,771         1,874,839
---------------------------------------------------------------------------------
Net assets available for benefits                    $3,763,827      $137,151,191
=================================================================================
                                                                         AMOUNT
---------------------------------------------------------------------------------
Net assets available for benefits
   Fund A                                                            $ 18,155,158
   Fund B                                                              21,426,201
   Funds C and D                                                       81,744,778
   Fund E                                                               5,917,641
   Fund F                                                               6,143,586
   Participant Loan Fund                                                3,763,827
                                                                     ------------
                                                                     $137,151,191
                                                                     ============

See accompanying notes to financial statements

                                    UST Inc.
                             Employees' Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1997

                                                                             Information by Fund
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      FUNDS
                                               FUND A           FUND B               C AND D         FUND E            FUND F
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value
    (cost: $25,846,522)                                                           $87,372,222
   Group trust funds--
   At fair value:
      Common stock (cost: $7,501,038)                         $15,786,605
      Short-term investments               $  2,329,922                             1,025,816
      Balanced Fund (cost: $3,957,078)                                                            $4,295,260
      Small Company Fund (cost: $5,841,467)                                                                           $7,207,607
   At contract value:
      Guaranteed investment contracts        15,091,365
   Participant loans receivable
-----------------------------------------------------------------------------------------------------------------------------------
Total investments                            17,421,287        15,786,605          88,398,038      4,295,260           7,207,607
-----------------------------------------------------------------------------------------------------------------------------------

Contributions receivable:
     Participants                               129,792           149,883              87,376         61,865             111,078
     Employer                                     1,287                               313,283
Accrued income receivable                         7,252
Interfund receivables (payables), net           157,179            72,615            (475,427)       282,441              57,349
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                 17,716,797        16,009,103          88,323,270      4,639,566           7,376,034
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
     Due to participants                         87,791            30,621           1,153,902         14,173              27,351
     Due to trustee                               7,618             4,805              26,813          1,573               2,448
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                95,409            35,426           1,180,715         15,746              29,799
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits           $17,621,388       $15,973,677         $87,142,555     $4,623,820          $7,346,235
===================================================================================================================================
                                                                                          VALUATION
                                                UNITS                                     PER UNIT
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   Fund A                                     1,218,744                                   $14.46
   Fund B                                       321,608                                    49.67
   Funds C and D                              2,359,030                                    36.94
   Fund E                                       276,511                                    16.72
   Fund F                                       397,411                                    18.49
   Participant Loan Fund                      3,781,791                                     1.00

                                          Information by Fund
-------------------------------------------------------------------------------
                                                  PARTICIPANT
                                                   LOAN FUND          TOTAL
-------------------------------------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value
    (cost: $25,846,522)                                          $  87,372,222
   Group trust funds--
   At fair value:
      Common stock (cost: $7,501,038)                               15,786,605
      Short-term investments                                         3,355,738
      Balanced Fund (cost: $3,957,078)                               4,295,260
      Small Company Fund (cost: $5,841,467)                          7,207,607
   At contract value:
      Guaranteed investment contracts                               15,091,365
   Participant loans receivable                   $3,860,724         3,860,724
-------------------------------------------------------------------------------
Total investments                                  3,860,724       136,969,521
-------------------------------------------------------------------------------

Contributions receivable:
     Participants                                                      539,994
     Employer                                                          314,570
Accrued income receivable                             21,139            28,391
Interfund receivables (payables), net                (94,157)                -
-------------------------------------------------------------------------------
Total assets                                       3,787,706       137,852,476
-------------------------------------------------------------------------------

LIABILITIES
     Due to participants                               5,915         1,319,753
     Due to trustee                                                     43,257
-------------------------------------------------------------------------------
Total liabilities                                      5,915         1,363,010
-------------------------------------------------------------------------------
Net assets available for benefits                 $3,781,791      $136,489,466
===============================================================================
                                                                     AMOUNT
-------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   Fund A                                                         $ 17,621,388
   Fund B                                                           15,973,677
   Funds C and D                                                    87,142,555
   Fund E                                                            4,623,820
   Fund F                                                            7,346,235
   Participant Loan Fund                                             3,781,791
                                                                  ------------
                                                                  $136,489,466
                                                                  ============

See accompanying notes to financial statements

                                    UST INC.
                             EMPLOYEES' SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1998

                                                                             INFORMATION BY FUND
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     FUNDS
                                               FUND A           FUND B              C AND D          FUND E              FUND F
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
Investment income
   Dividends on common stock of UST Inc.                                          $ 3,840,818
   Interest and other dividends             $ 1,118,810                                23,858      $ 517,097           $ 758,464
   Interest on participant loans
-----------------------------------------------------------------------------------------------------------------------------------
                                              1,118,810                             3,864,676        517,097             758,464
Net realized and unrealized appreciation
   (depreciation) in fair value
     of investments:
     Common stock of UST Inc.                                                      (4,570,776)
     Group trust funds                                        $ 4,722,659                              9,466          (1,798,058)

-----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss), net                 1,118,810         4,722,659            (706,100)       526,563          (1,039,594)
-----------------------------------------------------------------------------------------------------------------------------------

Contributions
   Participants                               1,657,193         2,160,824           1,059,953        942,470           1,312,586
   Employer                                                                         4,486,050
-----------------------------------------------------------------------------------------------------------------------------------
                                              1,657,193         2,160,824           5,546,003        942,470           1,312,586
-----------------------------------------------------------------------------------------------------------------------------------

Total additions                               2,776,003         6,883,483           4,839,903      1,469,033             272,992
-----------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS
Participant distributions                     3,250,552         2,329,926           7,982,958      1,004,310             612,855
Administrative expenses                          97,151            70,714             223,215         16,752              19,553
-----------------------------------------------------------------------------------------------------------------------------------
Total deductions                              3,347,703         2,400,640           8,206,173      1,021,062             632,408
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior to interfund
 transfers                                     (571,700)        4,482,843          (3,366,270)       447,971            (359,416)
Interfund transfers, net                      1,105,470           969,681          (2,031,507)       845,850            (843,233)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets available
 for benefits                                   533,770         5,452,524          (5,397,777)     1,293,821          (1,202,649)

Net assets available for benefits:
   Beginning of year                         17,621,388        15,973,677          87,142,555      4,623,820           7,346,235
-----------------------------------------------------------------------------------------------------------------------------------
   End of year                              $18,155,158       $21,426,201         $81,744,778     $5,917,641          $6,143,586
===================================================================================================================================

                                          INFORMATION BY FUND
-----------------------------------------------------------------------------
                                                  PARTICIPANT
                                                   LOAN FUND          TOTAL
-----------------------------------------------------------------------------
ADDITIONS
Investment income
   Dividends on common stock of UST Inc.                          $ 3,840,818
   Interest and other dividends                                     2,418,229
   Interest on participant loans                  $ 284,438           284,438
-----------------------------------------------------------------------------
                                                    284,438         6,543,485
Net realized and unrealized appreciation
   (depreciation) in fair value
     of investments:
     Common stock of UST Inc.                                      (4,570,776)
     Group trust funds                                              2,934,067
-----------------------------------------------------------------------------
Investment income (loss), net                       284,438         4,906,776
-----------------------------------------------------------------------------
Contributions
   Participants                                                     7,133,026
   Employer                                                         4,486,050
-----------------------------------------------------------------------------
                                                                   11,619,076
-----------------------------------------------------------------------------
Total additions                                     284,438        16,525,852
-----------------------------------------------------------------------------

DEDUCTIONS
Participant distributions                           256,141        15,436,742
Administrative expenses                                               427,385
-----------------------------------------------------------------------------
Total deductions                                    256,141        15,864,127
-----------------------------------------------------------------------------

Net increase (decrease) prior to interfund
 transfers                                           28,297           661,725
Interfund transfers, net                            (46,261)                -
-----------------------------------------------------------------------------
Increase (decrease) in net assets available
 for benefits                                        (17,964)         661,725

Net assets available for benefits:
   Beginning of year                              3,781,791       136,489,466
-----------------------------------------------------------------------------

   End of year                                   $3,763,827      $137,151,191
=============================================================================

See accompanying notes to financial statements

                                    UST Inc.
                             Employees' Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1997

                                                                              Information by Fund
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     FUNDS
                                               FUND A            FUND B             C AND D          FUND E            FUND F
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
Investment income
   Dividends on common stock of UST Inc.                                         $  3,889,834
   Interest and other dividends            $  1,089,029       $     2,414              23,211    $   435,198       $       2,345
   Interest on participant loans
-----------------------------------------------------------------------------------------------------------------------------------
                                              1,089,029             2,414           3,913,045        435,198               2,345

Net realized and unrealized appreciation
 in fair value of investments:
     Common stock of UST Inc.                                                      10,053,096
     Group trust funds                                          3,610,100                            166,325             250,371
-----------------------------------------------------------------------------------------------------------------------------------
Investment income, net                        1,089,029         3,612,514          13,966,141        601,523             252,716
-----------------------------------------------------------------------------------------------------------------------------------

Contributions
   Participants                               1,753,932         1,553,391           1,458,002        645,129           1,426,145
   Employer                                      10,806                             3,763,909
-----------------------------------------------------------------------------------------------------------------------------------
                                              1,764,738         1,553,391           5,221,911        645,129           1,426,145
-----------------------------------------------------------------------------------------------------------------------------------
Total additions                               2,853,767         5,165,905          19,188,052      1,246,652           1,678,861
-----------------------------------------------------------------------------------------------------------------------------------


DEDUCTIONS
Participant distributions                     3,070,042         1,407,927           9,517,375        206,609             711,368
Administrative expenses                          99,785            46,842             208,461          9,887              18,199
-----------------------------------------------------------------------------------------------------------------------------------
Total deductions                              3,169,827         1,454,769           9,725,836        216,496             729,567
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) prior to interfund
 transfers                                     (316,060)        3,711,136           9,462,216      1,030,156             949,294
Interfund transfers, net                        569,980         2,392,654          (3,171,082)     1,146,384            (895,617)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets available
 for benefits                                   253,920         6,103,790           6,291,134      2,176,540              53,677

Net assets available for benefits:
   Beginning of year                         17,367,468         9,869,887          80,851,421      2,447,280           7,292,558
-----------------------------------------------------------------------------------------------------------------------------------
   End of year                              $17,621,388       $15,973,677         $87,142,555     $4,623,820          $7,346,235
===================================================================================================================================

                                         Information by Fund
------------------------------------------------------------------------------
                                                 PARTICIPANT
                                                  LOAN FUND          TOTAL
------------------------------------------------------------------------------
ADDITIONS
Investment income
   Dividends on common stock of UST Inc.                       $    3,889,834
   Interest and other dividends                                     1,552,197
   Interest on participant loans                $   259,564           259,564
------------------------------------------------------------------------------
                                                    259,564         5,701,595

Net realized and unrealized appreciation
 in fair value of investments:
     Common stock of UST Inc.                                      10,053,096
     Group trust funds                                              4,026,796
------------------------------------------------------------------------------
Investment income, net                              259,564        19,781,487
------------------------------------------------------------------------------

Contributions
   Participants                                                     6,836,599
   Employer                                                         3,774,715
------------------------------------------------------------------------------
                                                                   10,611,314
------------------------------------------------------------------------------
Total additions                                     259,564        30,392,801
------------------------------------------------------------------------------


DEDUCTIONS
Participant distributions                           332,055        15,245,376
Administrative expenses                                               383,174
------------------------------------------------------------------------------
Total deductions                                    332,055        15,628,550
------------------------------------------------------------------------------
Net increase (decrease) prior to interfund
 transfers                                          (72,491)       14,764,251
Interfund transfers, net                            (42,319)                -
------------------------------------------------------------------------------
Increase (decrease) in net assets available
 for benefits                                       (114,810)      14,764,251

Net assets available for benefits:
   Beginning of year                              3,896,601       121,725,215
------------------------------------------------------------------------------
   End of year                                   $3,781,791      $136,489,466
==============================================================================

See accompanying notes to financial statements

                                    UST Inc.
                             Employees' Savings Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1998 and 1997

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management, which may differ from actual results.

Investments in common stock of UST Inc. (the Company) are stated at fair value of $34.88 per share at December 31, 1998. (At April 30, 1999 UST Inc. common stock had a fair value of $27.88 per share.) Group trust funds investments are also stated at fair value. The change in the difference between the fair value and the cost of such investments is reflected as unrealized appreciation (depreciation) in the aggregate fair value of investments. The realized appreciation (depreciation) in the aggregate fair value of investments is the difference between the proceeds received and the average cost of the investments sold. The guaranteed investment contracts, which are fully benefit responsive, are stated at contract value which approximates fair value. Participant loans receivable are valued at their outstanding principal balances, which approximate fair value.

Interest and dividend income for Fund B group trust investments are included in the net realized and unrealized appreciation (depreciation) caption on the Statement of Changes in Net Assets Available for Benefits.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year. In the event that the Plan is terminated, participants receive the fair value of their accounts.


2. DESCRIPTION OF PLAN

The Plan is a defined contribution employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee (EBAC). Wachovia Bank, N.A. is the trustee for the Plan.

Employees are eligible to participate in the Plan the first day of the month following the date a year of service has been completed. A year of service shall be met upon completion of at least 1,000 hours of service during a 12-month consecutive period measured from the employees' date of hire.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1998 and 1997

2. DESCRIPTION OF PLAN (CONTINUED)

The majority of participants may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay on a before-tax or after-tax basis, of which the first 6% is subject to a 100% matching contribution by the Company. Employees of Stimson Lane Ltd. (Stimson Lane) who are participants of the Plan may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay on a before-tax or after-tax basis. Through December 31, 1997, the first 3% of such contribution was subject to a 50% matching contribution by the Company. Effective January 1, 1998, the Company's matching contribution for Stimson Lane employees increased to 50% of the first 6% of compensation contributed, and employees of F.W. Rickard Seeds and Yakima Brewing & Malting Company were provided Company matching contributions of 50% of the first 3% and 6% of compensation contributed, respectively. In addition, effective May 1, 1998, the Company's matching contribution for eligible U.S. Cigar Sales, Inc. employees is 50% of the first 6% of employee contributions.

In compliance with federal tax law, the maximum annual contribution for a participant for the plan years presented is limited to the lesser of $30,000 or 25% of compensation and the maximum annual before-tax contribution was limited to $10,000 in 1998 and $9,500 in 1997. The maximum amount of compensation taken into account under the Plan for any participant was limited to $160,000 in both 1998 and 1997.

In accordance with the Plan, participants can direct the investment of their contributions between Fund A (a fixed income fund, as defined), Fund B (an index fund, as defined), Fund C (common stock of UST Inc.), Fund E (a balanced fund, as defined) and Fund F (a small company fund, as defined). The Plan allows participants who invest in more than one fund to allocate their contributions in multiples of 5% per fund. This method permits Plan participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund.

Forfeitures (1998--$87,501; 1997--$54,623) remain in Fund D and are applied to reduce employer contributions. At the discretion of the UST Inc. Board of Directors (the Board), additional matching contributions may be made by the Company. For the years ended December 31, 1998 and 1997, no additional discretionary contributions were made. Company matching contributions are invested in common stock of UST Inc. and are deposited in Fund D. Employees aged 59 1/2 years or older can direct the investment of Company matching contributions in Fund A rather than Fund D. Employee contributions are always 100% vested, while vesting of the Company's contributions generally occurs over a period of five years at a rate of 20% for each year of service. The period of time during which a participant is eligible to participate in the Plan, but chooses not to, does not count toward vesting. Participants become 100% vested upon death or attainment of age 55.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1998 and 1997

2. DESCRIPTION OF PLAN (CONTINUED)

The Plan includes a loan feature for participants who are currently employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions starting two months after the effective date of the loan. The maximum amount the participant can borrow is the lesser of 50% of their vested interest in the Plan or $50,000 less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis and is equal to the prime rate published in the Wall Street Journal on the first business day of the calendar month. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately.

Participants in the Plan are not subject to federal income tax on amounts contributed to the Plan by the Company or on amounts that such participants contribute to the Plan on a before-tax basis until such time that their participating interest in the Plan is distributed to them. A participant is subject to tax on the amount by which the distribution paid exceeds the amount contributed on an after-tax basis to the Plan.

Expenses incurred to administer the Plan are paid from Plan assets to the extent permissible under applicable law. All costs and expenses with regard to the purchase or sale of investments are paid by the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plans provisions. Copies of the SPD are available from the Company's Employee Benefits Department.

3. PARTICIPANTS' INTERESTS

A participant's interest in the Plan is based on "Units of Participation", the value of which is calculated monthly for each fund based on the aggregate fair value of the funds investments at each month end. The value of a unit for Funds A, B, E and F is determined by dividing the fair value of each Fund by the total number of its outstanding units. The unit value for Funds C and D is equal to the fair value of one share of common stock of the Company. The Participant Loan Fund unit value is $1.

A participant obtaining a distribution from the Plan receives the fair value of their account. If a participant leaves the Company before becoming fully vested in the employer's contributions to the Plan (value of Fund D), the participant will forfeit the nonvested portion of the employer's contributions. Under the provisions of the Plan, a participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participants account in such other plan.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1998 and 1997


3. PARTICIPANTS' INTERESTS (CONTINUED)

As of December 31, 1998 and 1997, there were 1,879 and 1,873 participants in the Plan, respectively. The number of participants in each fund at December 31 was as follows:

               FUND               1998                    1997
               ----               ----                    ----
               A                    1,074                 1,097
               B                    1,200                 1,081
               C                      875                   899
               D                    1,861                 1,840
               E                      751                   630
               F                      907                   915
         Participant Loan             793                   565

The accounting records for Funds C and D are combined, and are not separately maintained between these two funds. Separate participant records are, however, maintained for each Fund. A summary of such participant records for 1998 and 1997 follows:

                                                 1998                                                  1997
                          ---------------- ----------------- -----------------  ---------------- ----------------- ----------------
                               Fund C           FUND D            TOTAL              Fund C            Fund D            Total
                          ---------------- ----------------- -----------------  ---------------- ----------------- ----------------
Contributions:
   Participants           $   1,059,953                        $  1,059,953      $  1,458,002                        $  1,458,002
   Employer                                  $  4,486,050         4,486,050                        $  3,763,909         3,763,909
                          ---------------- ----------------- -----------------  ---------------- ----------------- ----------------

Total Contributions:          1,059,953         4,486,050         5,546,003         1,458,002         3,763,909         5,221,911


Investment income               118,103          (824,203)         (706,100)        2,389,975        11,576,166        13,966,141

Administrative expenses        (223,215)                           (223,215)         (208,461)                           (208,461)

Participant distributions      (780,758)       (7,202,200)       (7,982,958)       (1,656,690)       (7,860,685)       (9,517,375)

Interfund transfers, net     (1,113,170)         (918,337)       (2,031,507)       (2,301,225)         (869,857)       (3,171,082)
                          ---------------- ----------------- -----------------  ---------------- ----------------- ----------------
Net increase (decrease)        (939,087)       (4,458,690)       (5,397,777)         (318,399)        6,609,533         6,291,134


Net assets available for
  benefits:
  Beginning of year          12,400,628        74,741,927        87,142,555        12,719,027        68,132,394        80,851,421
                          ================ ================= =================  ================ ================= ================
  End of year               $11,461,541       $70,283,237       $81,744,778       $12,400,628       $74,741,927       $87,142,555
                          ================ ================= =================  ================ ================= ================

Units:
   Beginning of year            335,697         2,023,333         2,359,030           392,805         2,104,151         2,496,956
                          ================ ================= =================  ================ ================= ================
   End of year                  328,599         2,015,002         2,343,601           335,697         2,023,333         2,359,030
                          ================ ================= =================  ================ ================= ================

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1998 and 1997

4. INVESTMENTS

The fair and contract values, as determined by quoted market prices, of individual investments that represent 5% or more of net assets available for benefits are as follows:

                                                                                                      DECEMBER 31
                                                                                    ------------------------------------------
                                                                                        1998                          1997
                                                                                        ----                          ----
UST Inc. Common Stock; 1998 - 2,380,554 shares;
     1997 - 2,365,375 shares                                                        $83,021,821                    $87,372,222

State Street Bank & Trust Company; Common Stock
     Fund; 1998 - 103,479 shares; 1997 - 99,127 shares                               21,182,549                     15,786,605

State Street Bank & Trust Company; Guaranteed
     Investment Contract Fund; 1998 - 15,476,582 units;
     1997 - 15,091,365 units                                                         15,476,582                     15,091,365

John Hancock Special Equities Fund;
     1998 - 0 shares; 1997 - 272,396 shares                                                   -                      7,207,607

Fund A (the fixed income fund, as defined) includes fully benefit responsive investment contracts with insurance companies and other financial institutions. Benefit responsive contracts consist of contributions made under the contract and interest at the contract rate and provide contract value payments for participant distributions, loans and investment transfers as allowed by the Plan. There are exceptions for payments to participants who, as a result of a company event, cease to be employed by the Company. A company event includes a significant early retirement program, divestiture or other company action that could be construed as causing increased plan payments to participants.

The interest rates are set at the time of purchase and provide a stated rate of interest on the principal and accrued interest balance over the life of the contract. The weighted-average yield for all guaranteed investment contracts was 6.6% in 1998 and 6.5% in 1997. The weighted-average crediting interest rate for all guaranteed investment contracts was 6.3% at December 31, 1998 and 6.6% at December 31, 1997.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The EBAC believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1998 and 1997


6. YEAR 2000 ISSUE (UNAUDITED)

The year 2000 issue relates to computer systems and programs which may not properly distinguish the difference between the year 1900 and the year 2000. As a result of the potential time sensitivity of existing software, any business entity is at risk for possible system failure or miscalculations causing disruptions of operations.

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's systems are prepared to handle year 2000 dates. This process also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company and its primary service providers currently expect the project to be completed by mid 1999. The Company does not expect this project to have any effect on plan operations.

                             SUPPLEMENTAL SCHEDULES

                                    UST Inc.
                             Employees' Savings Plan
                      EIN 06-1193986, Plan number 002
           Line 27A - Schedule of Assets Held for Investment Purposes
                                December 31, 1998


                                                  DESCRIPTION OF INVESTMENT
  IDENTITY OF ISSUE, BORROWER,                    INCLUDING MATURITY DATE,
    LESSOR OR SIMILAR PARTY                       RATE OF INTEREST, PAR OR
                                                       MATURITY VALUE                      COST               FAIR/CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------------
UST Inc.*                                         2,380,554 shares --
                                                  Common Stock                            $28,687,619                 $83,021,821
                                                                                          ---------------------------------------
Group Trust Funds:
State Street Bank and Trust Company               103,479 shares --
                                                  Common Stock Fund                         9,281,332                  21,182,549
                                                                                          ---------------------------------------

State Street Bank and Trust Company               2,806,754 units -- Yield
                                                  Enhanced Short-term
                                                  Investment Fund                           2,806,754                   2,806,754

State Street Bank and Trust Company               4,041 shares --
                                                  Short-term Investment Fund                    4,041                       4,041
                                                                                          ---------------------------------------
Total                                                                                       2,810,795                   2,810,795
                                                                                          ---------------------------------------

American Balanced Fund                            348,590 shares --
                                                  Investment Fund                           5,190,608                   5,493,714
                                                                                          ---------------------------------------


MAS Small Capital Value Fund                      343,030 shares --
                                                  Investment Fund                           6,160,513                   5,948,166
                                                                                          ---------------------------------------
State Street Bank and Trust Company
  Guaranteed Investment Contracts:
Allstate Life Insurance Company                   1,125,443 units, 6.66%,
                                                    due October 1, 2001                     1,125,443                   1,125,443
Capital Holding Corp.                             592,879 units, 6.78%,
                                                    due December 29, 2000                     592,879                     592,879
Capital Holding Corp.                             1,002,695 units, 5.61%,
                                                    due March 31, 2003                      1,002,695                   1,002,695
Continental Assurance                             952,369 units, 6.49%,
                                                    due April 2, 2001                         952,369                     952,369
John Hancock Life Insurance Company               1,102,573 units, 6.72%,
                                                    due July 1, 2002                        1,102,573                   1,102,573
John Hancock Life Insurance Company               1,122,448 units, 7.12%,
                                                    due April 1, 2002                       1,122,448                   1,122,448

 *Indicates party-in-interest to the Plan.

                                    UST Inc.
                             Employees' Savings Plan
                         EIN 06-1193986, Plan number 002
     Line 27A - Schedule of Assets Held for Investment Purposes (continued)
                                December 31, 1998


                                                     DESCRIPTION OF INVESTMENT
     IDENTITY OF ISSUE, BORROWER,                    INCLUDING MATURITY DATE,
       LESSOR OR SIMILAR PARTY                       RATE OF INTEREST, PAR OR
                                                           MATURITY VALUE                      COST              FAIR/CONTRACT VALUE
------------------------------------------------------------------------------------------------------------------------------------
   Metropolitan Life Insurance Company                 1,159,487 units, 6.80%,
                                                        due June 30, 2000                     $1,159,487                  $1,159,487
   Metropolitan Life Insurance Company                 1,061,825 units, 6.20%,
                                                        due December 29, 2000                  1,061,825                   1,061,825
   New York Life Insurance Company                     682,288 units, 7.75%,
                                                        due March 31, 1999                       682,288                     682,288
   New York Life Insurance Company                     527,113 units, 6.50%,
                                                        due September 30, 1999                   527,113                     527,113
   Principal Mutual Life Insurance Company             342,465 units, 7.85%,
                                                        due June 30, 1999                        342,465                     342,465
   Principal Mutual Life Insurance Company              402,934 units, 6.05%,
                                                        due June 30, 1999                        402,934                     402,934
   Protective Life Insurance Company                   1,020,867 units, 5.97%,
                                                        due September 30, 2002                 1,020,867                   1,020,867
   The Life Insurance Company of Virginia              882,265 units, 6.82%,
                                                        due September 29, 2000                   882,265                     882,265
   Transamerica                                        1,186,620 units, 7.08%,
                                                        due December 31, 2000                  1,186,620                   1,186,620
   Travelers Insurance Company                         1,045,811 units, 6.08%,
                                                        due October 1, 2001                    1,045,811                   1,045,811
   Travelers Insurance Company                         1,266,500 units, 5.59%,
                                                        due June 30, 2003                      1,266,500                   1,266,500
                                                                                             ---------------------------------------
Total                                                                                         15,476,582                  15,476,582
                                                                                             ---------------------------------------
Participant Loans Receivable                                                                           -                   3,881,179
                                                                                             ---------------------------------------
Total Investments                                                                            $67,607,449                $137,814,806
                                                                                             =======================================

                                    UST Inc.
                             Employees' Savings Plan
                         EIN 06-1193986, Plan number 002
                 Line 27D - Schedule of Reportable Transactions
                          Year Ended December 31, 1998

      Identity of                                                     Purchase          Selling                         Net
   Party Involved                   Description of Assets             Price (1)        Price (1)      Cost of Asset  Gain (Loss)
--------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--A SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT
     OF PLAN ASSETS

John Hancock                        Special Equities Fund
                                    Investment Fund Shares:
                                         54,016                       $1,315,350                        $1,315,350            -
                                        326,412                                         $6,937,263       7,156,818    $(219,555)

State Street Bank and               Short-term Investment Fund
   Trust Company                    Shares:
                                      30,341,938                      30,341,938                        30,341,938            -
                                      31,363,713                                        31,363,713      31,363,713            -


State Street Bank and               Yield Enhanced Short-term
   Trust Company                    Investment Fund Shares:
                                      7,621,151                        7,621,151                         7,621,151            -
                                      7,144,319                                          7,144,319       7,144,319            -

UST Inc.*                           Common Stock-Shares:
                                      158,110                          4,762,843                         4,762,843            -
                                      142,931                                            4,541,600       1,921,746    2,619,854

THERE WERE NO CATEGORY (i), (ii) OR (iv) REPORTABLE TRANSACTIONS DURING 1998. *INDICATES PARTY-IN-INTEREST TO THE PLAN.

"LEASE RENTAL" AND "EXPENSES INCURRED WITH TRANSACTION" COLUMNS WERE NOT APPLICABLE DURING 1998.

(1) Purchase and selling prices are equal to fair value at dates of acquisition and disposition, respectively.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        UST INC. EMPLOYEES SAVINGS PLAN



                                        /s/ ALTON W. ADAMS
                                        Alton W. Adams
                                        Chairman, UST Inc. Employee Benefits
                                        Administration Committee



Dated:  May 17, 1999

                        Consent of Independent Auditors



We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the Registration Statement (Form S-8 No. 2-72410) pertaining to the Employees' Savings Plan of UST Inc. of our report dated April 30, 1999, with respect to the financial statements and schedules of the UST Inc. Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.



                                                               ERNST & YOUNG LLP



Stamford, Connecticut
May 17, 1999